UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

COGENT COMMUNICATIONS GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

19239V 10 4

(CUSIP Number)

David Rogan President Cisco Systems Capital Corporation 170 West Tasman Drive San Jose, CA 95134 (408) 526-4000	Dennis D. Powell Senior Vice President and Chief Financial Officer Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134 (408) 526-4000

Copies to:

Daniel J. Winnike, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 20021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	Also relates to events of June 26, 2003, July 31, 2003, January 27, 2005, February 9, 2005 and February 15, 2005. See Introduction.

SCHEDULE 13D

CUSIP No. 19239V 10 4	Page 1 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems Capital Corporation, I.R.S. Identification No. 77-0440621
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 68,199,713*(1)(2) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 68,199,713*(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,199,713* (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with Cisco (defined below) solely by virtue of the fact that CSCC (defined below) is a wholly owned subsidiary of Cisco.
(2)	Excludes shares held by other parties to the Stockholders Agreement (defined below), and any other agreement described herein. See Introduction and Items 4, 5 and 6.
*	Reflects shares beneficially owned as of February 15, 2005. See Item 5 for historical information.
**	Based on 647,940,747 shares of the Issuer’s common stock outstanding as of December 31, 2004 (as adjusted for the Conversion (defined below)), as reported in the Issuer’s Registration Statement on Form S-1 filed with the Commission on February 14, 2005. See Item 5 for historical percentage ownership.

SCHEDULE 13D

CUSIP No. 19239V 10 4	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems, Inc., I.R.S. Identification No. 77-0059951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 68,199,713*(3)(4) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 68,199,713*(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,199,713*(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒(4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Shared with CSCC, solely by virtue of the fact that CSCC, the record holder of these shares, is a wholly owned subsidiary of Cisco. Cisco disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
(4)	Excludes shares held by parties to the Stockholders Agreement, and any other agreement described herein, other than CSCC. See Introduction and Items 4, 5 and 6.
*	Reflects shares beneficially owned by CSCC as of February 15, 2005. Cisco disclaims beneficial ownership of the shares pursuant to Rule 13d-4. See Item 5 for historical information.
**	Based on 647,940,747 shares of the Issuer’s common stock outstanding as of December 31, 2004 (as adjusted for the Conversion), as reported in the Issuer’s Registration Statement on Form S-1 filed with the Commission on February 14, 2005. See Item 5 for historical percentage ownership.

CUSIP No. 19239V 10 4	Page 3 of 17 Pages

SCHEDULE 13D

Introduction

This statement on Schedule 13D (this “Schedule”) is filed by (i) Cisco Systems Capital Corporation (“CSCC”), a Nevada corporation and wholly-owned subsidiary of Cisco Systems, Inc., and (ii) Cisco Systems, Inc. (“Cisco”), a California corporation (collectively, the “Reporting Persons”). This Schedule relates to six events:

•	December 31, 2002. CSCC’s holding of Warrants (as defined in Item 3 below) as of December 31, 2002 and continuously through that date since a date prior to the date on which Common Stock (as defined in Item 1 below) was registered pursuant to Section 12 of the Act, which holdings resulted in the Reporting Persons’ beneficially owning approximately 16.9% of the Common Stock (as defined below) outstanding as of December 31, 2002.

•	June 26, 2003. The Reporting Persons and the Issuer (as defined in Item 1 below) and two of its related parties agreeing (subject to certain closing mutual conditions) on June 26, 2003 to restructure the Issuer’s (or its subsidiaries’) then-outstanding indebtedness to CSCC, pursuant to which CSCC agreed to, among other things, exchange the Warrants and certain obligations with respect to the Issuer’s (or its subsidiaries’) then-outstanding indebtedness to CSCC for, among other consideration, the Issuer’s issuance to CSCC of 11,000 shares of Series F Preferred Stock (as defined in Item 3 below) (the “Exchange”). The Reporting Persons estimate that the Common Stock subject to the Warrants represented at that time approximately 16.8% of the Common Stock outstanding.

•	July 31, 2003. The consummation of the Exchange on July 31, 2003, which resulted in the Reporting Persons beneficially owning 82.7% of the Common Stock outstanding as of that date.

•	January 27, 2005. CSCC, the Issuer and certain other stockholders of the Issuer (the “Other Investors”) agreeing in principle on January 27, 2005 to cause all of the outstanding shares of preferred stock of the Issuer (collectively, the “Preferred Stock”) to convert into shares of Common Stock (the “Conversion”).

•	February 9, 2005. CSCC, the Issuer and the Other Investors entering into an agreement to effect the Conversion and other matters in furtherance thereof, and CSCC, the Issuer, David Schaeffer and the Other Investors entering into that certain Sixth Amended and Restated Stockholders Agreement (the “Stockholders Agreement”), each on February 9, 2005.

•	February 15, 2005. The consummation of the Conversion on February 15, 2005, which resulted in the Reporting Persons beneficially owning 10.5% of the Common Stock outstanding as of that date.

The Reporting Persons, together with certain other holders of shares of the Preferred Stock referred to herein that are parties to the Stockholders Agreement or any other agreement described herein, or were parties to one or more of the predecessor agreements thereto at the time of one of the events reported herein, may constitute a “group” for purposes of Rule 13d-5 under the Act with respect to their respective beneficial ownership of the shares of Common Stock at the time of the applicable event requiring disclosure in this Schedule. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of the Common Stock other than any shares reported herein as being beneficially owned by it. The filing of this Schedule shall not constitute an admission that the Reporting Persons and such persons constitute a “group” for purposes of Rule 13d-5 promulgated under the Act.

CUSIP No. 19239V 10 4	Page 4 of 17 Pages

The summary descriptions contained in this Schedule of agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference. Descriptions of agreements that have been amended and restated since the date of the event to which disclosure herein pertains have been abbreviated in some cases to avoid repetitive disclosure that does not enhance the quality of the information contained in this Schedule. These amended and restated agreements, and the material differences between each agreement preceding the current version thereof, are described under Item 6 in a consolidated fashion.

The disclosure herein that relates to the event of December 31, 2002 is provided as if the Reporting Persons were filing with respect to such event under Schedule 13G, which schedule the Reporting Persons were eligible to use on or before February 14, 2003. Disclosure herein of information about such event that is not required under Schedule 13G is provided only as background for the description of the other events addressed in this Schedule.

All references to: (i) the indebtedness of the Issuer herein shall be deemed to include the indebtedness of Cogent Communications, Inc. and Cogent Internet, Inc.; and (ii) the Issuer in descriptions of the Current Credit Agreement herein shall be deemed to include Cogent Communications, Inc. and Cogent Internet, Inc. In this Schedule, the term “the Common Stock” means shares of Common Stock. All share numbers and share prices in this Schedule have been adjusted to give effect to the 10-for-1 reverse split of the Common Stock that took effect on January 31, 2002.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is Common Stock, par value $0.001 per share (“Common Stock”), of Cogent Communications Group, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1015 31st Street N.W., Washington, D.C. 20007.

Item 2.	Identity and Background.

This Schedule is filed by Cisco Systems Capital Corporation, a Nevada corporation, and Cisco Systems, Inc., a California corporation. The address of each Reporting Person’s principal executive offices is 170 West Tasman Drive, San Jose, California 95134. CSCC is a wholly-owned subsidiary of Cisco which facilitates and provides lease and other financing to certain qualified customers for the purchase of equipment and other needs. Cisco manufactures and sells networking and communications products and provides services associated with that equipment and its use.

Set forth on Schedule A is the name, the principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of CSCC and Cisco as of the date hereof. To each Reporting Person’s knowledge, each of said individuals is a citizen of the United States, except as otherwise indicated on Schedule A.

(d)	During the last five years, neither CSCC nor Cisco, nor, to each Reporting Person’s knowledge, (1) any person named on Schedule A attached hereto and (2) any individual who was formerly a director or executive officer of either of the Reporting Persons at any time since December 31, 2002, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 19239V 10 4	Page 5 of 17 Pages

(e)	During the last five years, neither CSCC nor Cisco, nor, to each Reporting Person’s knowledge, (1) any person named on Schedule A attached hereto and (2) any individual who was formerly a director or executive officer of either of the Reporting Persons at any time since December 31, 2002, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Background. The shares of Series F Preferred Stock, and the Common Stock issued upon conversion thereof, that are principally the subject of this Schedule relate to securities of the Issuer that were acquired prior to the date on which the Common Stock was registered pursuant to Section 12 of the Act. Specifically, the Issuer issued to CSCC warrants to purchase an aggregate of 710,216 shares of Common Stock (the “Warrants”) as partial consideration for CSCC’s obligations under a $310 million credit facility and a $409 million credit facility that replaced it (such facility, together with its related collateral documents and guaranties, as amended and restated from time to time, the “Credit Agreement”).

Issuance of Series F Preferred Stock. On June 26, 2003, the Cogent Communications, Inc., Cogent Internet, Inc., CSCC and Cisco entered into that certain Exchange Agreement attached to this Schedule as Exhibit G (the “Exchange Agreement”), pursuant to which the parties agreed to amend and restate the Credit Agreement in order to restructure the Issuer’s outstanding indebtedness thereunder, subject to certain mutual closing conditions. The Exchange Agreement provided in pertinent part for: (i) the reduction in the principal amount of the Issuer’s indebtedness from approximately $263 million to $17 million; (ii) the exchange of the Warrants and remaining obligations with respect to the Issuer’s then-outstanding indebtedness to CSCC for: (x) the Issuer’s payment to CSCC of $20 million; and (y) the Issuer’s issuance to CSCC of 11,000 shares of Series F Participating Convertible Preferred Stock, par value $0.001 per share (the “Series F Preferred Stock”); and (iii) the execution of a general release among the parties to the Exchange Agreement and certain holders of preferred stock of the Issuer. Pursuant to and upon the consummation of the transactions contemplated under the Exchange Agreement, the Issuer and the Reporting Persons agreed to enter into a form of Third Amended and Restated Registration Rights Agreement substantially similar to the agreement attached to this Schedule as Exhibit R and a form of Second Amended and Restated Stockholders Agreement substantially similar to the agreement attached to this Schedule as Exhibit M. On July 31, 2003, CSCC was issued 11,000 shares of Series F Preferred Stock pursuant to the Exchange Agreement for the consideration stated therein.

Conversion of Series F Preferred Stock into Common Stock. The terms of the Series F Preferred Stock, as stated in the Issuer’s Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of Series F Participating Convertible Preferred Stock attached to this Schedule as Exhibit D (the “Series F Certificate”), entitled each holder of shares of Series F Preferred Stock to, at any time and in such holder’s sole discretion, convert such shares into shares of Common Stock for no additional consideration. The Reporting Persons did not use, or provide the Issuer with, additional consideration to complete the conversion of 11,000 shares of Series F Preferred Stock into 68,199,713 shares of Common Stock in connection with the Conversion.

Item 4.	Purpose of Transaction.

From the time of CSCC’s initial acquisition of securities of the Issuer in 2001, the Reporting Persons have held their interest in the Issuer for investment purposes. The purpose of

CUSIP No. 19239V 10 4	Page 6 of 17 Pages

each acquisition of or agreement to acquire Issuer securities since the date on which the Common Stock was registered pursuant to Section 12 of the Act was as follows:

•	Issuance of Series F Preferred Stock. CSCC agreed to acquire on June 26, 2003, and acquired on July 31, 2003, 11,000 shares of the Series F Preferred Stock for investment purposes and as an inducement to amend and restate the Credit Agreement in order to restructure the Issuer’s outstanding indebtedness thereunder.

•	Conversion of Series F Preferred Stock into Common Stock. CSCC agreed in principle on January 27, 2005 to convert its shares of Series F Preferred Stock into shares of Common Stock to enhance the value of CSCC’s investment in the Issuer. CSCC executed the Conversion Agreement on February 9, 2005, and converted its shares on February 15, 2005 as contemplated thereby, to further such purpose and to facilitate the orderly conversion of the Preferred Stock.

Issuance of Series F Preferred Stock.

In connection with the Issuer’s entry into default under the Credit Agreement for failure to meet certain financial covenants thereunder as of December 31, 2002 and March 31, 2003, CSCC elected to negotiate with the Issuer to restructure the Issuer’s outstanding indebtedness under the Credit Agreement. On June 26, 2003, the Issuer, Cogent Communications, Inc., Cogent Internet, Inc., CSCC and Cisco entered into the Exchange Agreement, which provided for, among other things, (i) the reduction in the principal amount of the Issuer’s indebtedness from approximately $263 million to $17 million; and (ii) the exchange of the Warrants and remaining obligations with respect to the Issuer’s then-outstanding indebtedness to CSCC for: (a) the Issuer’s payment to CSCC of $20 million; and (b) the Issuer’s issuance to CSCC of 11,000 shares of Series F Preferred Stock. These transactions were subject to, among other things, the Issuer raising working capital to fund the restructuring through the sale and issuance of shares of new sub-series of preferred stock to a group of the Issuer’s existing stockholders (the “Series G Investors”), pursuant to that certain Participating Convertible Preferred Stock Purchase Agreement, dated as of June 26, 2003, which is attached to this Schedule as Exhibit H (the “Purchase Agreement”). The Exchange Agreement also contemplated the creation of a new Series H Participating Convertible Preferred Stock that would be issued in connection with the Exchange and the transactions contemplated by the Purchase Agreement to certain employees of the Issuer as an incentive for future performance. Pursuant to and upon the consummation of the transactions contemplated under the Exchange Agreement, the Issuer and the Reporting Persons agreed to enter into a form of Third Amended and Restated Registration Rights Agreement substantially similar to the agreement attached to this Schedule as Exhibit R and a form of Second Amended and Restated Stockholders Agreement substantially similar to the agreement attached to this Schedule as Exhibit M. The Series G Investors separately agreed with the Issuer to enter into the Purchase Agreement and the agreements described in the preceding sentence.

In connection with the Exchange, CSCC entered into a Second Amended and Restated Stockholders Agreement, dated as of July 31, 2003, by and among the Issuer and certain stockholders of the Issuer attached to this Schedule as Exhibit M and further described in Item 6 (the “Prior Stockholders Agreement”). Because the Prior Stockholders Agreement provides for certain arrangements among its parties in connection with the voting, transfer and acquisition of Issuer securities, these parties may be deemed to be a “group” as referred to in Rule 13d-5 under the Act. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a “group” for purposes of Rule 13d-5 with any of the other parties to the Prior Stockholders Agreement, or that such “group” exists and the Reporting Persons expressly disclaim the existence, or membership in, any such “group” and beneficial ownership of Common Stock of the Issuer held by any of such persons.

CUSIP No. 19239V 10 4	Page 7 of 17 Pages

Pursuant to the Exchange Agreement, Cogent Communications, Inc., Cogent Internet, Inc., CSCC and the several financial institutions from time to time party thereto entered into the Third Amended and Restated Credit Agreement (such agreement, together with its related collateral documents and guaranties, the “Current Credit Agreement”), dated as of July 31, 2003, which is attached to this Schedule as Exhibit S. These agreements and guaranties prohibit the Issuer from, among other things, doing any of the following: (i) paying cash dividends; (ii) making certain other distributions; or (iii) transferring, leasing or otherwise disposing of all or substantially all of the Issuer’s or any of its subsidiaries’ assets (except under limited circumstances).

Pursuant to and as contemplated by the Exchange Agreement, various actions were taken to recapitalize the Issuer in furtherance of the Exchange and the sale of preferred stock to the Series G Investors, including:

•	Amendment to Certificate of Incorporation. The Issuer amended and restated its certificate of incorporation by filing with the Delaware Secretary of State the Fourth Amended and Restated Certificate of Incorporation, which is attached to this Schedule as Exhibit C. This filing, among other things: (i) increased the number of shares of Common Stock authorized under the Issuer’s certificate of incorporation from 127,376,229 to 395,000,000; (ii) eliminated the designation, rights, preferences and privileges (including rights to elect the Issuer’s board of directors and prevent changes in control of the Issuer) of the Series A, Series B, Series C, Series D and Series E Participating Convertible Preferred Stock; and (iii) authorized 120,000 shares of undesignated Preferred Stock of the Issuer.

•	Creation of Series F Preferred Stock. The Issuer amended its certificate of incorporation by filing with the Delaware Secretary of State the Series F Certificate. This filing, among other things: (i) designated, and authorized for issuance 11,000 shares of, the Series F Preferred Stock; (ii) established that these shares were to be voted together with the Common Stock, on an as-converted basis without distinction as to class or series, in connection with any vote or written consent of the stockholders of the Issuer; (iii) restricted these shares from voting with respect to the election of the Issuer’s board of directors; (iv) established the conversion rights of the Series F Preferred Stock, allowing for increases in the number of shares of Common Stock into which these shares were convertible under circumstances described in the Series F Certificate; and (v) limited the Issuer’s ability to do any of the following without the consent of at least a majority of the outstanding shares of Series F Preferred Stock: (a) declare or pay dividends on its capital stock (other than dividends payable in Common Stock); and (b) amend, repeal or modify any provision of its certificate of incorporation or bylaws in a manner that adversely affects the rights, powers or preferences of these shares.

•	Creation of Series G Preferred Stock. The Issuer amended its certificate of incorporation by filing with the Delaware Secretary of State the certificates of designations, preferences and relative, participating, optional and other special rights and qualifications, limitations and restrictions for each of the Series G-1, Series G-2, Series G-3, Series G-4, Series G-5, Series G-6, Series G-7, Series G-8, Series G-9, Series G-10, Series G-11, Series G-12, Series G-13, Series G-14, Series G-15, Series G-16, Series G-17 and Series G-18 Participating Convertible Preferred Stock

CUSIP No. 19239V 10 4	Page 8 of 17 Pages

of the Issuer (collectively, the “Series G Certificates”), which are attached to this Schedule as Exhibit E. These filings, among other things: (i) designated, and authorized for issuance shares of, each sub-series of Series G Participating Convertible Preferred Stock (collectively, the “Series G Preferred Stock”); (ii) established that these shares were to be voted together with the Common Stock, on an as-converted basis without distinction as to class or series, in connection with any vote or written consent of the stockholders of the Issuer; (iii) restricted these shares from voting with respect to the election of the Issuer’s board of directors; and (iv) established the conversion rights of the Series G Preferred Stock, allowing for increases in the number of shares of Common Stock into which these shares were convertible under circumstances described in the Series G Certificates.

•	Creation of Series H Preferred Stock. The Issuer amended its certificate of incorporation by filing with the Delaware Secretary of State the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of Series H Participating Convertible Preferred Stock (the “Series H Certificate”), which is attached to this Schedule as Exhibit F. This filing, among other things: (i) designated, and authorized for issuance shares of, Series H Participating Convertible Preferred Stock (the “Series H Preferred Stock”); (ii) established that these shares were to be voted together with the Common Stock, on an as-converted basis without distinction as to class or series, in connection with any vote or written consent of the stockholders of the Issuer; (iii) restricted these shares from voting with respect to the election of the Issuer’s board of directors; and (iv) established the conversion rights of the Series H Preferred Stock, allowing for increases in the number of shares of Common Stock into which these shares were convertible under circumstances described in the Series H Certificate.

•	Conversion of Junior Preferred Stock into Common Stock. A sufficient number of holders of the Issuer’s preferred stock outstanding immediately prior to the consummation of the Exchange elected to and did cause all outstanding shares of the Issuer’s preferred stock to be converted into shares of Common Stock.

Conversion of Series F Preferred Stock into Common Stock.

On January 27, 2005, the Issuer, CSCC and certain other stockholders of the Issuer agreed in principle to the Conversion. On February 9, 2005, the Issuer, CSCC and the other stockholders of the Issuer listed on Schedule I thereto entered into the Conversion and Lock-Up Letter Agreement (the “Conversion Agreement”), which is attached to this Schedule as Exhibit B and further described in Item 6. Under the Conversion Agreement, CSCC agreed to, among other things, convert all 11,000 shares of the Series F Preferred Stock it holds into 68,199,713 shares of Common Stock, in accordance with provisions of the Series F Certificate, and to a 180-day trading restriction commencing February 9, 2005. On February 15, 2005, the Conversion was consummated, causing all shares of Series F Preferred Stock to be converted into shares of Common Stock.

In connection with the Conversion, the parties to the Conversion Agreement also entered into the Stockholders Agreement, which is attached to this Schedule as Exhibit I and further described in Item 6. Because the Stockholders Agreement and the Conversion Agreement provide for certain arrangements among its parties in connection with the voting or disposition of Issuer securities, these parties may be deemed to be a “group” as referred to in Rule 13d-5 under the Act. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute

CUSIP No. 19239V 10 4	Page 9 of 17 Pages

an admission that the Reporting Persons are members of a “group” for purposes of Rule 13d-5 with any of the other parties to the Stockholders Agreement, or that such “group” exists and the Reporting Persons expressly disclaim the existence, or membership in, any such “group” and beneficial ownership of Common Stock of the Issuer held by any of such persons.

Except as set forth herein, neither of the Reporting Persons nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any current plan or proposal which relates to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, each of the Reporting Persons may decide to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, each Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to such Reporting Person, developments with respect to the business of such Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. Each Reporting Person reserves the right, based on all relevant factors, to acquire additional shares of Common Stock in the open market, from the Issuer or in privately negotiated transactions, including pursuant to the exercise of certain purchase rights under the Stockholders Agreement, to dispose of all or a portion of its holdings of shares of the Common Stock, or to change its intention with respect to any or all of the matters referred to in this Item.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

December 31, 2002. On December 31, 2002, the Reporting Persons were each deemed to beneficially own all 710,216 shares of Common Stock then-issuable upon exercise of the Warrants held by CSCC. In addition, the Reporting Persons were each deemed to have shared voting and dispositive power with respect to these shares. The approximate percentages of shares of Common Stock beneficially owned by CSCC and Cisco as of December 31, 2002 were each approximately 16.9% of the class, based upon 3,483,898 shares of Common Stock outstanding as of November 8, 2002, as reported in the Issuer’s Form 10-Q filed with the Commission on November 13, 2002. Consistent with Rule 13d-3, such number of outstanding shares excludes shares of the Issuer’s outstanding shares of preferred stock as of November 8, 2002 that were then-convertible into 10,091,386 shares of Common Stock at the election of the holders thereof, according to said Form 10-Q. The holders of these shares were entitled to vote their shares, on an as-converted basis, together with the shares of Common Stock on all matters that require a vote of the holders of shares of Common Stock, subject to applicable law. Had these shares been included in the number of shares of Common Stock outstanding as of November 8, 2002, the Reporting Persons’ beneficial ownership would have each been approximately 5.0%.

CUSIP No. 19239V 10 4	Page 10 of 17 Pages

June 26, 2003. On June 26, 2003, the date of entry into the Exchange Agreement, the Reporting Persons were each deemed to beneficially own all 710,216 shares of Common Stock then-issuable upon exercise of the Warrants held by CSCC. In addition, the Reporting Persons were each deemed to have shared voting and dispositive power with respect to these shares. The approximate percentages of shares of Common Stock beneficially owned by CSCC and Cisco as of June 26, 2003 were each approximately 16.8% of the class, based upon 3,524,848 shares of Common Stock outstanding as of that date, as reported in the Issuer’s Information Statement on Schedule 14C filed on July 11, 2003. Consistent with Rule 13d-3, such number of outstanding shares excludes shares of the Issuer’s outstanding shares of preferred stock as of June 26, 2003 that were then-convertible into 10,775,725 shares of Common Stock at the election of the holders thereof, according to said Schedule 14C. The holders of these shares were entitled to vote their shares, on an as-converted basis, together with the shares of Common Stock on all matters that require a vote of the holders of shares of Common Stock, subject to applicable law. Had these shares been included in the number of shares of Common Stock outstanding as of June 26, 2003, the Reporting Persons’ beneficial ownership would have each been approximately 4.7%.

July 31, 2003. On July 31, 2003, the date on which the transactions contemplated under the Exchange Agreement were consummated, the Warrants were cancelled and the Reporting Persons were each then deemed to beneficially own all 68,199,713 shares of Common Stock then-issuable upon conversion of the 11,000 shares of Series F Preferred Stock acquired and held by CSCC on that date. In addition, the Reporting Persons were each deemed to have shared voting and dispositive power with respect to these shares. The approximate percentages of shares of Common Stock beneficially owned by CSCC and Cisco as of July 31, 2003 were each approximately 82.7% of the class, based upon 14,300,573 shares of Common Stock that would have been outstanding as of May 31, 2003, assuming conversion of all of the then-outstanding shares of preferred stock of the Issuer into shares of Common Stock at their then-effective conversion rates (which conversion occurred on July 31, 2003), as reported in the Issuer’s Information Statement on Schedule 14C filed on July 11, 2003. Consistent with Rule 13d-3, such number of outstanding shares excludes shares of the Issuer’s preferred stock outstanding as of July 31, 2003 that were then-convertible into 323,147,402 shares of Common Stock at the election of the holders thereof, according to said Schedule 14C. The holders of these shares were entitled to vote their shares, on an as-converted basis, together with the shares of Common Stock on all matters that require a vote of the holders of shares of Common Stock, subject to applicable law and except with respect to the election of members of the Issuer’s board of directors. Had these shares been included in the number of shares of Common Stock outstanding as of July 31, 2003, the Reporting Persons’ beneficial ownership would have each been approximately 20.2%.

January 27, 2005 and February 9, 2005. On January 27, 2005 and February 9, 2005, the dates on which agreements were made with respect to the Conversion, the Reporting Persons were deemed to beneficially own all 68,199,713 shares of Common Stock then-issuable upon conversion of the 11,000 shares of Series F Preferred Stock held by CSCC. In addition, the Reporting Persons were each deemed to have shared voting and dispositive power with respect to these shares. The approximate percentages of shares of Common Stock reported as beneficially owned by CSCC and Cisco as of January 27, 2005 and February 9, 2005 were each 80.5% of the class, based upon 16,549,748 shares of Common Stock outstanding as of December 31, 2004, as reported in the Issuer’s Registration

CUSIP No. 19239V 10 4	Page 11 of 17 Pages

Statement on Form S-1 filed with the Commission on February 14, 2005. Consistent with Rule 13d-3, such number of outstanding shares excludes shares of the Issuer’s preferred stock then outstanding and convertible into 631,390,999 shares of Common Stock at the election of the holders thereof as of December 31, 2004 (as adjusted for the Conversion), as reported in said registration statement. Had these shares been included in the number of shares of Common Stock outstanding as of December 31, 2004, the Reporting Persons’ beneficial ownership would have each been approximately 10.5%.

February 15, 2005. On February 15, 2005, the date on which the Conversion was completed, the Reporting Persons were deemed to beneficially own all 68,199,713 shares of Common Stock issued upon conversion of the 11,000 shares of Series F Preferred Stock held by CSCC. In addition, the Reporting Persons were each deemed to have shared voting and dispositive power with respect to these shares. The approximate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons as of February 15, 2005 were each 10.5% of the class, based upon 647,940,747 shares of Common Stock outstanding as of December 31, 2004 (as adjusted for the Conversion), as reported in the Issuer’s Registration Statement on Form S-1 filed with the Commission on February 14, 2005.

By virtue of the voting agreement with respect to the appointment of directors set forth in the Stockholders Agreement, any predecessor agreement thereto (each a “Predecessor Agreement”) or any other agreement described herein, it could be alleged that a “group” has been formed within the meaning of Rule 13d-5(b)(1) of the Act. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being beneficially owned by it. The filing of this Schedule shall not constitute an admission that the Reporting Persons and such persons constitute a “group” for purposes of Rule 13d-5 promulgated under the Act.

To the extent a group has been formed, whether currently or in the past pursuant to a Predecessor Agreement, on each date described in the foregoing paragraphs of this Item 5, to the Reporting Persons’ knowledge, the then-existing group, including CSCC, entities affiliated with Jerusalem Venture Partners, entities affiliated with Worldview Technology Partners, entities affiliated with Oak Investment Partners IX, entities affiliated with BCP Capital (previously Broadview Capital Partners), David Schaeffer, and the other parties listed on Schedule I to the Stockholders Agreement and each of the Predecessor Agreements, would have beneficially owned and had shared voting and dispositive power over in excess of 90% of the Common Stock, on an as-converted basis, on each of July 31, 2003, January 27, 2005, February 9, 2005 and February 15, 2005.

Except as provided in Schedule A to this Schedule, to each Reporting Person’s knowledge, no shares of the Issuer’s common stock are beneficially owned by any of the persons identified in Schedule A.

(c)	On February 9, 2005, CSCC, the Issuer and the Other Investors entered into the Conversion Agreement, pursuant to which the parties agreed to cause all of the then-outstanding shares of the Preferred Stock to convert into shares of Common Stock. The Conversion, as contemplated by the Conversion Agreement, was consummated on February 15, 2005. The Reporting Persons have not effected any other transaction in the Common Stock during the past 60 days or except as described in this Schedule 13D during the 60-day periods prior to any of the transactions to which this Schedule relates, and, to each Reporting Person’s knowledge and except as set forth in Schedule A hereto, none of the persons named under Item 2 (including Schedule A incorporated by reference therein) has effected transactions in the Common Stock during the past 60 days or during the 60-day periods prior to any of the transactions to which this Schedule relates.

CUSIP No. 19239V 10 4	Page 12 of 17 Pages

(d)	To each Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule is hereby incorporated by reference herein.

Stockholders Agreement and Predecessor Agreements.

The Stockholders Agreement was entered into as of February 9, 2005 by the Issuer, CSCC, and the other stockholders of the Issuer listed on Schedule I thereto. Pursuant to the Stockholders Agreement, the parties thereto who are stockholders of the Issuer (the “Stockholder Parties”) have agreed to vote their respective shares of Common Stock in favor of the persons that certain parties (other than the Reporting Persons) nominate for election to the Issuer’s board of directors. In addition, under the Stockholders Agreement, the Stockholder Parties have preemptive rights with respect to its new issuances of securities by the Issuer and have rights of first refusal and put or co-sale rights with respect to certain dispositions of Issuer securities held by David Schaeffer.

The Stockholders Agreement is the successor to four Predecessor Agreements, including the Prior Stockholders Agreement, which were entered into as of July 31, 2003, March 30, 2004, August 12, 2004 and October 26, 2004 by and among the parties listed in those agreements, copies of which are attached to this Schedule as Exhibit J, Exhibit K, Exhibit L and Exhibit M. The terms of each Predecessor Agreement, including the Prior Stockholders Agreement, were substantially similar to the Stockholders Agreement, except that under those agreements, the Issuer was subject to protective provisions in favor of stockholders who were party to such Predecessor Agreement (other than the holders of Series H Preferred Stock and the Reporting Persons). The protective provisions required the Issuer to first obtain the consent of not less than two-thirds of the then-outstanding holders of preferred stock (other than the holders of Series H Preferred Stock and the Reporting Persons) before doing any of the following: (i) designating, authorizing, creating, issuing, selling, redeeming or repurchasing shares of any class or series of capital stock, (ii) declaring or paying any dividends or making any distributions with respect to any outstanding equity securities, (iii) approving the merger, consolidation, dissolution or liquidation of the Issuer or any subsidiary, (iv) increasing of decreasing the number of authorized shares of Common Stock or preferred stock of the Issuer, (v) selling all or substantially all of the assets of the Issuer and its subsidiaries, (vi) causing a material change in the nature of the business or strategic direction of the Issuer and its subsidiaries, (vii) approving the filing for bankruptcy or any decision not to take action to prevent a filing for bankruptcy or oppose an involuntary filing for bankruptcy, (viii) approving the establishment and maintenance of an executive committee of the Issuer’s board of directors or increasing or decreasing the number of directors composing the board of directors or (ix) amending, repealing or modifying any provision of the Issuer’s certificate of incorporation in a manner adversely affecting the rights, powers or preferences of certain series of the Issuer’s preferred stock, including the Series F Preferred Stock.

CUSIP No. 19239V 10 4	Page 13 of 17 Pages

Conversion Agreement. The Conversion Agreement was entered into as of February 9, 2005 by and among the Issuer and the stockholders of the Issuer listed therein. In addition to facilitating the conversion of the Preferred Stock into Common Stock, this agreement imposes a 180-day trading restriction, commencing on February 9, 2005, covering the shares of Common Stock issued to Issuer stockholders in connection with the Conversion, subject to limited exceptions. The Conversion Agreement also contains provisions governing the settlement of any short-swing profit claims pursuant to Section 16 of the Act, and sets forth certain procedures that were to be followed in relation to any necessary filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Conversion was completed as contemplated by the Conversion Agreement on February 15, 2005.

Registration Rights Agreement. CSCC is a party to a Seventh Amended and Restated Registration Rights Agreement dated as of October 26, 2004 with the Issuer and certain other stockholders of the Issuer listed therein (the “Registration Rights Agreement”), which is attached to this Schedule as Exhibit N. Pursuant to the terms of the Registration Rights Agreement, at any time after the earlier of (i) July 31, 2006 and (ii) the date that is 6 months after the first public offering of securities by the Issuer after the date of the Registration Rights Agreement, the parties may request the Issuer to register all or any portion of the shares they own subject to this agreement. The Registration Rights Agreement also contains Form S-3 and “piggy-back” registration rights in favor of the parties who are stockholders of the Issuer. The Registration Rights Agreement is the successor to four predecessor agreements, which were entered into as of July 31, 2003, March 30, 2004, August 12, 2004 and September 15, 2004 by and among the parties listed in those agreements, copies of which are attached to this Schedule as Exhibit O, Exhibit P, Exhibit Q and Exhibit R. The terms of each of these predecessor agreements were substantially similar to the Registration Rights Agreement.

Exchange Agreement. On June 26, 2003, the Issuer, Cogent Communications, Inc., Cogent Internet, Inc., CSCC and Cisco entered into the Exchange Agreement, which provided for, among other things: (i) the reduction in the principal amount of the Issuer’s indebtedness from approximately $263 million to $17 million; (ii) the exchange of the Warrants and remaining obligations with respect to the Issuer’s then-outstanding indebtedness to CSCC for: (a) the Issuer’s payment to CSCC of $20 million; and (b) the Issuer’s issuance to CSCC of 11,000 shares of Series F Preferred Stock; and (iii) the execution of a general release among the parties to the Exchange Agreement and certain holders of preferred stock of the Issuer. These transactions were subject to, among other things, the Issuer raising working capital to fund the restructuring through the sale and issuance of shares of new sub-series of preferred stock to Series G Investors under the Purchase Agreement. Pursuant to and upon the consummation of the transactions contemplated under the Exchange Agreement, the Issuer and the Reporting Persons agreed to enter into a form of Third Amended and Restated Registration Rights Agreement substantially similar to the agreement attached to this Schedule as Exhibit R and a form of Second Amended and Restated Stockholders Agreement substantially similar to the agreement attached to this Schedule as Exhibit M.

Current Credit Agreement. Pursuant to the Exchange Agreement, Cogent Communications, Inc., Cogent Internet, Inc., CSCC and the several financial institutions from time to time party thereto entered into the Third Amended and Restated Credit Agreement, dated as of July 31, 2003, which is attached to this Schedule as Exhibit S. Upon the consummation of the Exchange, and pursuant to the terms of the Exchange Agreement and the Current Credit Agreement, the Current Credit Agreement requires: (i) the Issuer to release to the lenders thereunder $20,000,000; (ii) the Issuer to issue a promissory note in the principal amount of $17,000,000 in favor of the lenders; (iii) the lenders to exchange all other amounts owed under the promissory notes outstanding as of immediately prior to the Exchange; and (iv) the lenders to deliver to the Issuer the Warrants and all rights of lenders thereunder to be extinguished. These agreements and guaranties prohibit the

CUSIP No. 19239V 10 4	Page 14 of 17 Pages

Issuer from, among other things, doing any of the following: (i) paying cash dividends; making certain other distributions; or (ii) transferring, leasing or otherwise disposing of all or substantially all of the Issuer’s or any of its subsidiaries’ assets (except in limited circumstances).

Warrants. The Warrants consisted of three stock subscription warrants dated June 8, 2001, October 24, 2001 and October 24, 2001, which were exercisable for 74,250 shares of Common Stock at $45.50 per share, 148,500 shares of Common Stock at $30.40 per share and 487,466 shares of Common Stock at $12.50 per share, respectively. The Warrants are attached to this Schedule as Exhibit T, Exhibit U and Exhibit V. Each Warrant had a term of 8 years from its date of issuance, was exercisable at any time during that term and contained a “cashless” exercise provision. Each Warrant provided for adjustment of the exercise price and number of shares subject thereto under circumstances described therein. In addition, each Warrant granted “piggyback” registration rights to the holder thereof with respect to the Common Stock issuable upon exercise of such Warrant.

The foregoing summary descriptions of the Stockholders Agreement, the Predecessor Agreements, Conversion Agreement, the Registration Rights Agreement (and predecessor agreements thereto), the Exchange Agreement, the Current Credit Agreement and the Warrants do not purport to be complete and are qualified in their entirety by reference to the text of such documents, each of which is filed as an Exhibit to this Schedule and is hereby incorporated by reference herein.

CUSIP No. 19239V 10 4	Page 15 of 17 Pages

Item 7.	Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

Exhibit	Title
A	Joint Filing Agreement dated February 17, 2005 among the Reporting Persons.

B	Conversion and Lock-Up Letter Agreement dated as of February 9, 2005 by and among the Issuer and those stockholders of the Issuer whose names are set forth on Schedule I thereto (filed as Exhibit 10.01 to the Issuer’s Form 8-K filed with the Commission on February 15, 2005, and incorporated herein by reference).

C	Fourth Amended and Restated Certificate of Incorporation of the Issuer (filed as Exhibit 3.1 to the Issuer’s Form 10-Q filed with the Commission on August 14, 2003, and incorporated herein by reference).

D	Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of Series F Participating Convertible Preferred Stock of the Issuer (filed as Exhibit 3.2 to the Issuer’s Form 10-Q filed with the Commission on August 14, 2003, and incorporated herein by reference).

E	Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of Series G-1 through Series G-18 Participating Convertible Preferred Stock of the Issuer (filed as Exhibits 3.3 through 3.20 to the Issuer’s Form 10-Q filed with the Commission on August 14, 2003, and incorporated herein by reference).

F	Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of Series H Participating Convertible Preferred Stock of the Issuer (filed as Exhibit 3.21 to the Issuer’s Form 10-Q filed with the Commission on August 14, 2003, and incorporated herein by reference).

G	Exchange Agreement, dated as of June 26, 2003, by and among the Issuer, Cogent Communications, Inc., Cogent Internet, Inc., CSCC and Cisco (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the Commission on August 7, 2003, and incorporated herein by reference).

H	Participating Convertible Preferred Stock Purchase Agreement, dated as of June 26, 2003, by and among the Issuer and the investors named therein (filed as Exhibit 10.4 to the Issuer’s Form 8-K filed with the Commission on August 7, 2003, and incorporated herein by reference).

I	Sixth Amended and Restated Stockholders Agreement, dated as of February 9, 2005, by and among the Issuer and certain stockholders of the Issuer (filed as Exhibit 10.02 to the Issuer’s Form 8-K filed with the Commission on February 15, 2005, and incorporated herein by reference).

J	Fifth Amended and Restated Stockholders Agreement, dated as of October 26, 2004, by and among the Issuer and certain stockholders of the Issuer (filed as Exhibit G to the Schedule 13D with respect to the Issuer’s Common Stock filed with the Commission on December 17, 2004, by BNP Europe Telecom & Media Fund II, L.P., General Business Finance and Investments, Ltd., Natio Vie Developpement 3, Fonds Commun de Placement a Risque, and BNP Private Equity SA, and incorporated herein by reference).

K	Fourth Amended and Restated Stockholders Agreement, dated as of August 12, 2004 (filed as Exhibit 10.1 to the Issuer’s Form 10-Q filed with the Commission on August 16, 2004, and incorporated herein by reference).

CUSIP No. 19239V 10 4	Page 16 of 17 Pages

L	Third Amended and Restated Stockholders Agreement, dated as of March 30, 2004, by and among the Issuer and the persons listed on Schedule I thereto (filed as Exhibit 10.1 to the Issuer’s Form 10-K filed with the Commission on March 30, 2004, and incorporated herein by reference).

M	Second Amended and Restated Stockholders Agreement, dated as of July 31, 2003, by and among the Issuer and the stockholders named therein (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on August 7, 2003, and incorporated herein by reference).

N	Seventh Amended and Restated Registration Rights Agreement, dated as of October 26, 2004, by and among the Issuer and certain stockholders of the Issuer (filed as Exhibit H to the Schedule 13D with respect to the Issuer’s Common Stock filed with the Commission on December 17, 2004, by BNP Europe Telecom & Media Fund II, L.P., General Business Finance and Investments, Ltd., Natio Vie Developpement 3, Fonds Commun de Placement à Risque, and BNP Private Equity SA, and incorporated herein by reference).

O	Sixth Amended and Restated Registration Rights Agreement, dated as of September 15, 2004, by and among the Issuer and the stockholders named therein (filed as Exhibit 10.3 to the Issuer’s Form 10-Q filed with the Commission on November 15, 2004, and incorporated herein by reference).

P	Fifth Amended and Restated Registration Rights Agreement, dated as of August 12, 2004, by and among the Issuer and the stockholders named therein (filed as Exhibit 10.2 to the Issuer’s Form 10-Q filed with the Commission on August 16, 2004, and incorporated herein by reference).

Q	Fourth Amended and Restated Registration Rights Agreement, dated as of March 30, 2004, by and among the Issuer and the stockholders named therein (filed as Exhibit 10.2 to the Issuer’s Form 10-K filed with the Commission on March 30, 2004, and incorporated herein by reference).

R	Third Amended and Restated Registration Rights Agreement, dated as of July 31, 2003, by and among the Issuer and the stockholders named therein (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the Commission on August 7, 2003, and incorporated herein by reference).

S	Third Amended and Restated Credit Agreement, dated as of July 31, 2003, by and among Cogent Communications, Inc., Cogent Internet, Inc., CSCC, and the other lenders party thereto (filed as Exhibit 10.5 to the Issuer’s Form 10-Q filed with the Commission on August 14, 2003, and incorporated herein by reference).

T	Stock Subscription Warrant No. 1, dated as of June 8, 2001.

U	Stock Subscription Warrant No. 2, dated as of October 24, 2001.

V	Stock Subscription Warrant No. 3, dated as of October 24, 2001.

CUSIP No. 19239V 10 4	Page 17 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2005	CISCO SYSTEMS CAPITAL CORPORATION

	By:	/s/ David Rogan
David Rogan
President

Dated: February 17, 2005	CISCO SYSTEMS, INC.

	By:	/s/ Dennis D. Powell
Dennis D. Powell
Senior Vice President and
Chief Financial Officer

Schedule A

Directors and Executive Officers of

Cisco Systems Capital Corporation and Cisco Systems, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems Capital Corporation as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems Capital Corporation, 170 West Tasman Drive, San Jose, California 95134-1706.

CISCO SYSTEMS CAPITAL CORPORATION

BOARD OF DIRECTORS

David Rogan

President, Cisco Systems Capital Corporation

EXECUTIVE OFFICERS

Name	Title
David Rogan President, Cisco Systems Capital Corporation	President

Richard F. Timmins Vice President, Finance, Cisco Systems, Inc.	Secretary

Larry R. Carter Senior Vice President, Office of the President, Cisco Systems, Inc.	Treasurer

Mr. Rogan has advised the Reporting Persons that he held 2,000 shares of the Common Stock as of December 31, 2002. All of such shares were disposed of in August 2003. The disclosures in Item 5(a)-(b) regarding the Reporting Persons’ beneficial ownership as of June 26, 2003 and July 31, 2003 exclude such shares.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems, Inc. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems, Inc., 170 West Tasman Drive, San Jose, California 95134-1706.

CISCO SYSTEMS, INC.

BOARD OF DIRECTORS

Carol A. Bartz Chairman and CEO, Autodesk, Inc. 111 McInnis Parkway San Rafael, California 94903	Roderick C. McGeary Chairman and Chief Executive Officer, BearingPoint, Inc.

M. Michele Burns Executive Vice President and Chief Financial Officer, Mirant Corporation 1155 Perimeter Center West, Suite 100 Atlanta, Georgia 30338	James C. Morgan Chairman, Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, California 95054

18

Larry R. Carter Senior Vice President, Office of the President, Cisco Systems, Inc.	John P. Morgridge Chairman of the Board, Cisco Systems, Inc.

John T. Chambers President and CEO, Cisco Systems, Inc.	Donald T. Valentine Partner and Founder, Sequoia Capital 3000 Sand Hill Road, Building 4, Suite 180 Menlo Park, California 94025

James F. Gibbons, Ph.D. Professor of Electrical Engineering, Stanford University Stanford University Stanford, California 94305	Steven M. West Partner and Founder, Emerging Company Partners LLC 551 Lantern Court Incline Village, NV 89451

John L. Hennessy President, Stanford University Stanford University Stanford, California 94305	Jerry Yang Co-founder, Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089

Richard M. Kovacevich Chairman, President and CEO, Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163

EXECUTIVE OFFICERS

Name	Title
Larry R. Carter	Senior Vice President, Office of the President

John T. Chambers	President and CEO

Mark Chandler	Vice President, Legal Services, General Counsel and Secretary

Charles H. Giancarlo	Senior Vice President and Chief Technology Officer

Richard J. Justice	Senior Vice President, Worldwide Field Operations

Mario Mazzola (Citizen of Italy)	Senior Vice President, Chief Development Officer

Randy Pond	Senior Vice President, Operations, Systems and Processes

Dennis D. Powell	Senior Vice President and CFO

Betsy Rafael	Vice President, Corporate Controller and Principal Accounting Officer

James Richardson (Citizen of Canada)	Senior Vice President, Chief Marketing Officer

19

EXHIBIT INDEX

Exhibit	Title
A	Joint Filing Agreement dated February 17, 2005 among the Reporting Persons.

B	Conversion and Lock-Up Letter Agreement dated as of February 9, 2005 by and among the Issuer and those stockholders of the Issuer whose names are set forth on Schedule I thereto (filed as Exhibit 10.01 to the Issuer’s Form 8-K filed with the Commission on February 15, 2005, and incorporated herein by reference).

C	Fourth Amended and Restated Certificate of Incorporation of the Issuer (filed as Exhibit 3.1 to the Issuer’s Form 10-Q filed with the Commission on August 14, 2003, and incorporated herein by reference).

D	Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of Series F Participating Convertible Preferred Stock of the Issuer (filed as Exhibit 3.2 to the Issuer’s Form 10-Q filed with the Commission on August 14, 2003, and incorporated herein by reference).

E	Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of Series G-1 through Series G-18 Participating Convertible Preferred Stock of the Issuer (filed as Exhibits 3.3 through 3.20 to the Issuer’s Form 10-Q filed with the Commission on August 14, 2003, and incorporated herein by reference).

F	Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of Series H Participating Convertible Preferred Stock of the Issuer (filed as Exhibit 3.21 to the Issuer’s Form 10-Q filed with the Commission on August 14, 2003, and incorporated herein by reference).

G	Exchange Agreement, dated as of June 26, 2003, by and among the Issuer, Cogent Communications, Inc., Cogent Internet, Inc., CSCC and Cisco (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the Commission on August 7, 2003, and incorporated herein by reference).

H	Participating Convertible Preferred Stock Purchase Agreement, dated as of June 26, 2003, by and among the Issuer and the investors named therein (filed as Exhibit 10.4 to the Issuer’s Form 8-K filed with the Commission on August 7, 2003, and incorporated herein by reference).

I	Sixth Amended and Restated Stockholders Agreement, dated as of February 9, 2005, by and among the Issuer and certain stockholders of the Issuer (filed as Exhibit 10.02 to the Issuer’s Form 8-K filed with the Commission on February 15, 2005, and incorporated herein by reference).

J	Fifth Amended and Restated Stockholders Agreement, dated as of October 26, 2004, by and among the Issuer and certain stockholders of the Issuer (filed as Exhibit G to the Schedule 13D/A with respect to the Issuer’s Common Stock filed with the Commission on December 17, 2004, by BNP Europe Telecom & Media Fund II, L.P., General Business Finance and Investments, Ltd., Natio Vie Developpement 3, Fonds Commun de Placement a Risque, and BNP Private Equity SA, and incorporated herein by reference).

K	Fourth Amended and Restated Stockholders Agreement, dated as of August 12, 2004 (filed as Exhibit 10.1 to the Issuer’s Form 10-Q filed with the Commission on August 16, 2004, and incorporated herein by reference).

L	Third Amended and Restated Stockholders Agreement, dated as of March 30, 2004, by and among the Issuer and the persons listed on Schedule I thereto (filed as Exhibit 10.1 to the Issuer’s Form 10-K filed with the Commission on March 30, 2004, and incorporated herein by reference).

M	Second Amended and Restated Stockholders Agreement, dated as of July 31, 2003, by and among the Issuer and the stockholders named therein (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on August 7, 2003, and incorporated herein by reference).

N	Seventh Amended and Restated Registration Rights Agreement, dated as of October 26, 2004, by and among the Issuer and certain stockholders of the Issuer (filed as Exhibit H to the Schedule 13D with respect to the Issuer’s Common Stock filed with the Commission on December 17, 2004, by BNP Europe Telecom & Media Fund II, L.P., General Business Finance and Investments, Ltd., Natio Vie Developpement 3, Fonds Commun de Placement à Risque, and BNP Private Equity SA, and incorporated herein by reference).

O	Sixth Amended and Restated Registration Rights Agreement, dated as of September 15, 2004, by and among the Issuer and the stockholders named therein (filed as Exhibit 10.3 to the Issuer’s Form 10-Q filed with the Commission on November 15, 2004, and incorporated herein by reference).

P	Fifth Amended and Restated Registration Rights Agreement, dated as of August 12, 2004, by and among the Issuer and the stockholders named therein (filed as Exhibit 10.2 to the Issuer’s Form 10-Q filed with the Commission on August 16, 2004, and incorporated herein by reference).

Q	Fourth Amended and Restated Registration Rights Agreement, dated as of March 30, 2004, by and among the Issuer and the stockholders named therein (filed as Exhibit 10.2 to the Issuer’s Form 10-K filed with the Commission on March 30, 2004, and incorporated herein by reference).

R	Third Amended and Restated Registration Rights Agreement, dated as of July 31, 2003, by and among the Issuer and the stockholders named therein (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the Commission on August 7, 2003, and incorporated herein by reference).

S	Third Amended and Restated Credit Agreement, dated as of July 31, 2003, by and among Cogent Communications, Inc., Cogent Internet, Inc., CSCC, and the other Lenders party thereto (filed as Exhibit 10.5 to the Issuer’s Form 10-Q filed with the Commission on August 14, 2003, and incorporated herein by reference).

T	Stock Subscription Warrant No. 1, dated as of June 8, 2001.

U	Stock Subscription Warrant No. 2, dated as of October 24, 2001.

V	Stock Subscription Warrant No. 3, dated as of October 24, 2001.